Exhibit 99.1

Departure of Five Directors and Appointment of Four Independent Directors

Canaan Inc. (the “Company”) announced that the terms of office of two of its directors, namely Mr. Jianping Kong (“Mr. Kong”) and Mr. Qifeng Sun (“Mr. Sun”), expired on July 31, 2020. and three of its independent directors, namely Mr. Hong Zhang (“Mr. Zhang”), Mr. Xiaohu Yang (“Mr. Yang”) and Ms. Mei Luo (“Ms. Luo”), expired on August 1, 2020. Mr. Kong and Mr. Sun have served as directors of the Company since May 2018. All the departing directors will not seek appointments nor stand for elections to the board of directors of the Company (the “Board”) following the expiration of their respective terms of office.

The Company announced the appointment by the Board of four independent directors to the Board, effective August 1, 2020. The new members of the Board are Mr. Wenjun Zhang, Mr. Hongchao Du, Mr. Zhitang Shu and Ms. Yaping Zhang. Following the appointments, the Board will consist of six members, including four independent directors.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Tel: +86-137-5090-0683

Email: IR@canaan-creative.com

ICR Inc.

Jack Wang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com